                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

      [X] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                       or

      [ ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

FOR FISCAL YEAR ENDED: NOT APPLICABLE          COMMISSION FILE NUMBER: 001-32562

                                  STANTEC INC.
             (Exact name of registrant as specified in its charter)

             CANADA                           8711               NOT APPLICABLE
 (Province or other jurisdiction  (Primary standard industrial  (I.R.S. employer
of incorporation or organization)  classification code number,   identification
                                         if applicable)            number, if
                                                                   applicable)

                               10160 - 112 STREET
                               EDMONTON, ALBERTA,
                                 CANADA, T5K 2L6
                                 (780) 917-7000

    (Address and telephone number of registrant's principal executive office)

    STANTEC CONSULTING INC., 8211 SOUTH 48TH STREET, PHOENIX, ARIZONA 85044,
                                 (602) 438-2200

 (Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:                  Name of each exchange on which registered:
   COMMON SHARES                                NEW YORK STOCK EXCHANGE

             Securities registered or to be registered pursuant to
                         Section 12(g) of the Act:  NONE

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act:  NONE

For annual reports, indicate by check mark the information filed with this form:

    [ ] Annual Information Form      [ ] Audited Annual Financial Statements

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: NOT APPLICABLE

     Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

                              Yes [ ]       No [X]

    Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

                              Yes [ ]       No [X]

                         OFF-BALANCE SHEET ARRANGEMENTS

As of June 30, 2005, the Registrant's only material off-balance sheet financing arrangements relate to letters of credit in the amount of C$1.7 million.

                             CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations due on the Registrant's long-term debt, other liabilities, and operating lease commitments as of December 31, 2004:

                                                                  PAYMENTS DUE BY PERIOD
                                      ------------------------------------------------------------------------------
                                                         LESS THAN          2-3            4-5           MORE THAN
                                         TOTAL             1 YEAR          YEARS          YEARS           5 YEARS
                                      ------------      -----------      ----------     ----------     -------------
                                                           (IN THOUSANDS OF CANADIAN DOLLARS)
Long-term debt ..................     C$    33,975      C$   12,820      C$  19,585     C$   1,459     C$        111
Interest on debt (1).............            2,824            1,479           1,269             76                 -
Other liabilities................           19,868            3,050           6,079          3,400             7,339
Operating lease commitments......          207,666           29,509          50,301         34,211            93,645
                                      ------------      -----------      ----------     ----------     -------------
Total contractual obligations....     C$   264,333      C$   46,858      C$  77,234     C$  39,146     C$    101,095
                                      ============      ===========      ==========     ==========     =============

(1) Based on an estimated average interest rate of 5.42% per year.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.   UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; or transactions in said securities.

B.   CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Registration Statement on Form 40-F, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on FORM F-X.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X Referencing the file number of the Registrant.

                                   SIGNATURES

            Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                STANTEC INC.

                                By: /s/ Jeffrey S. Lloyd
                                    -------------------------------------------
                                    Name:  Jeffrey S. Lloyd
                                    Title: Vice President, Secretary and General
                                           Counsel

                                Dated: August 3, 2005

                                  EXHIBIT INDEX

EXHIBITS                             DESCRIPTION
23.1      Consent of Ernst & Young LLP - Independent Registered Public
          Accounting Firm
23.2      Consent of KPMG LLP- Independent Registered Public Accounting Firm
99.01     Press Release - January 16, 2004
99.02     Material Change Report - January 23, 2004
99.03     Notice of Meeting and Record Date - February 20, 2004
99.04     Press Release - February 26, 2004
99.05     Press Release - April 5, 2004
99.06     Annual Participation Fee - April 7, 2004
99.07     Annual Report - April 7, 2004
99.08     Annual Report Feedback Card - April 7, 2004
99.09     Audited Annual Financial Statements - April 7, 2004
99.10     Confirmation of Mailing - April 7, 2004
99.11     Employee Share Purchase Plan Proxy- April 7, 2004
99.12     Letter to Shareholders - April 7, 2004
99.13     Management's Discussion & Analysis - April 7, 2004
99.14     Management Information Circular - April 7, 2004
99.15     Notice of Meeting - April 7, 2004
99.16     Form of Proxy - April 7, 2004
99.17     Supplement Mailing - April 7, 2004
99.18     Report on Securities in QC - April 8, 2004
99.19     Annual Information Form - April 12, 2004
99.20     Material Change Report - April 12, 2004
99.21     Notice regarding AIF NI 51-102 F2 - April 19, 2004
99.22     News Release - May 6, 2004
99.23     Voting Results - May 10, 2004
99.24     Form 52-109F2 - Certification of Interim Filings - CEO - May 14, 2004
99.25     Form 52-109F2 - Certification of Interim Filings - CFO - May 14, 2004
99.26     Interim Financial Statements - May 14, 2004
99.27     Interim Management's Discussion & Analysis - May 14, 2004
99.28     News Release - May 28, 2004
99.29     Normal Course Issuer Bid Report - June 4, 2004
99.30     Normal Course Issuer Bid Notice of Intention - June 4, 2004
99.31     Material Change Report - June 7, 2004
99.32     News Release - August 5, 2004
99.33     Form 52-109F2 - Certification of Interim Filings - CEO - August 12, 2004
99.34     Form 52-109F2 - Certification of Interim Filings - CFO - August 12, 2004
99.35     Interim Financial Statements -August 12, 2004
99.36     Interim Management's Discussion & Analysis - August 12, 2004
99.37     News Release - September 27, 2004
99.38     News Release - October 12, 2004
99.39     News Release - November 4, 2004
99.40     52-109F2 - Certification of Interim Filings - CEO - November 11, 2004
99.41     52-109F2 - Certification of Interim Filings - CFO - November 11, 2004
99.42     Interim Financial Statements - November 11, 2004
99.43     Interim Management's Discussion & Analysis - November 11, 2004
99.44     News Release - February 24, 2005
99.45     Notice of Meeting and Record Date - March 3, 2005
99.46     52-109FT1 - Certification of Interim Filings - CEO - March 31, 2005
99.47     52-109FT1 - Certification of Interim Filings - CFO -March 31, 2005
99.48     Annual Information Form - March 31, 2005
99.49     Audited Annual Financial Statements - March 31, 2005 (Incorporated by reference from the Registrant's registration statement on Form F-4/A (File No. 333-124748), filed with the Securities and Exchange Commission as of July 19, 2005)
99.50     Annual Participation Fee - March 31, 2005
99.51     Annual Report - March 31, 2005
99.52     Annual Report Feedback - March 31, 2005
99.53     Employee Share Purchase Plan Proxy - March 31, 2005
99.54     Management's Discussion & Analysis - March 31, 2005
99.55     Management Information Circular- March 31, 2005
99.56     Notice of Meeting - March 31, 2005
99.57     Form of Proxy - March 31, 2005
99.58     Report on Securities in QC, March 31, 2005
99.59     Security holders documents - By-law No. 1 of Stantec Inc. - March 31, 2005
99.60     Security holders documents - Certificate of Amendment of Stantec Inc.

99.61     Shareholder Letter- March 31, 2005
99.62     Notice regarding AIF (NI 51-102 F2) - April 1, 2005
99.63     Confirmation of Mailing - April 7, 2005
99.64     News Release - April 14, 2005 (Incorporated by reference from the Registrant's 425, filed with the Securities and Exchange Commission as of April 14, 2005)
99.65     Schedule 13D - April 21, 2005 (Incorporated by reference from the Registrant's Schedule 13D, filed with the Securities and Exchange Commission as of April 19, 2005)
99.66     Conference Call Transcript - April 21, 2005 (Incorporated by reference from the Registrant's
          425, filed with the Securities and Exchange Commission as of April 18, 2005)
99.67     Contact Information - April 21, 2005
99.68     Form 3 - April 21, 2005 (Incorporated by reference from the Registrant's Form 3, filed with the Securities and Exchange Commission as of April 19, 2005)
99.69     Integration Plan - April 21, 2005 (Incorporated by reference from the Registrant's 425, filed with the Securities and Exchange Commission as of April 15, 2005)
99.70     Investors Question & Answer - April 21, 2005 (Incorporated by reference from the Registrant's
          425, filed with the Securities and Exchange Commission as of April 20, 2005)
99.71     Joint Web Announcement - April 21, 2005
99.72     Material Change Report - April 21, 2005
99.73     Merger Agreement - April 21, 2005 (Incorporated by reference from the Registrant's registration statement on Form F-4 (File No. 333-124748), filed with the Securities and Exchange
          Commission as of May 9, 2005)
99.74     Stockholders Support Agreement - April 21, 2005 (Incorporated by reference from the
          Registrant's registration statement on Form F-4 (File No. 333-124748), filed with the Securities and Exchange Commission as of May 9, 2005)
99.75     Revised Conference Call Transcript - April 28, 2005 (Incorporated by reference from the
          Registrant's 425, filed with the Securities and Exchange Commission as of April 28, 2005)
99.76     Alternative Monthly Report - May 10, 2005
99.77     News release - May 10, 2005 - Voting Results - May 10, 2005
99.78     Annual General Meeting Transcript - May 12, 2005 (Incorporated by reference from the
          Registrant's 425, filed with the Securities and Exchange Commission as of May 12, 2005)
99.79     First Quarter Results Conference Call Transcript - May 12, 2005 (Incorporated by reference from the Registrant's 425, filed with the Securities and Exchange Commission as of May 12, 2005)
99.80     52-109FT2 - Certification of Interim Filings - CEO - May 13, 2005
99.81     52-109FT2 - Certification of Interim Filings - CFO - May 13, 2005
99.82     Interim Financials - May 13, 2005 (Incorporated by reference from the Registrant's registration statement on Form F-4/A (File No. 333-124748), filed with the Securities and
          Exchange Commission as of June 24, 2005)
99.83     Interim Management's Discussion & Analysis - May 13, 2005
99.84     Form F-4 - May 19, 2005 (Incorporated by reference from the Registrant's registration statement on Form F-4 (File No. 333-124748), filed with the Securities and Exchange Commission as of May 9, 2005)
99.85     Options Memorandum - May 19, 2005
99.86     CEO Forum held on April 29, 2005 - May 20,2005 (Incorporated by reference from the
          Registrant's 425, filed with the Securities and Exchange Commission as of April 29, 2005)
99.87     CEO Forum - May 20,2005 (Incorporated by reference from the Registrant's 425, filed with the
          Securities and Exchange Commission as of May 24, 2005)
99.88     Employee Responses for April 22, 2005 - May 20, 2005 (Incorporated by reference from the
          Registrant's 425, filed with the Securities and Exchange Commission as of April 29, 2005)
99.89     Employee Responses for April 29, 2005 - May 20, 2005 (Incorporated by reference from the
          Registrant's 425, filed with the Securities and Exchange Commission as of April 29, 2005)
99.90     Employee Responses for May 6, 2005 - May 20, 2005 (Incorporated by reference from the
          Registrant's 425, filed with the Securities and Exchange Commission as of May 10, 2005)
99.91     Employee Responses for May 20, 2005 - May 20, 2005 (Incorporated by reference from the
          Registrant's 425, filed with the Securities and Exchange Commission as of June 10, 2005)
99.92     Merger Memorandum - May 24, 2005
99.93     Restricted Stock - May 24, 2005
99.94     Annual Information Form letter - May 30, 2005
99.95     Revised Annual Information Form - May 30, 2005
99.96     Press Release - May 31, 2005

99.96     Normal Course Issuer Bid Notice of Intention - June 09,2005
99.97     Material Change Report- June 09,2005
99.98     Normal Course Issuer Bid (Quebec) - June 09,2005
99.99     CEO Forum - June 10,2005
99.100    CEO Forum - June 27,2005 (Incorporated by reference from the Registrant's 425, filed with the Securities and Exchange Commission as of June 24, 2005)
99.101    Form F-4 Amendment #1 - June 27,2005 (Incorporated by reference from the Registrant's registration statement on Form F-4/A (File No. 333-124748), filed with the Securities and
          Exchange Commission as of June 24, 2005)
99.102    Press Release - June 28,2005
99.103    Certificate of Amendment - July 22,2005
99.104    Press Release - July 28,2005 (Incorporated by reference from the Registrant's 425, filed with the Securities and Exchange Commission as of July 28, 2005)